SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)**

First California Financial Group, Inc.**
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636912206
(CUSIP Number)

Pam E. Omann 60 South Sixth Street, Suite 3900 Minneapolis, Minnesota 55402 (612) 661–3719
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and First California Financial Group, Inc. (the “Company”) consummated the reincorporation merger of National Mercantile into its wholly–owned subsidiary, the Company. The Company succeeded to the reporting status of National Mercantile under Rule 12g–3 of the Exchange Act. The Reporting Persons filed Schedule 13D (Amendments Nos. 1–11) with respect to ownership of equity securities of National Mercantile and have filed subsequent Schedule 13D’s (including Amendment No. 12 and this Amendment No. 13) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

CUSIP No. 636912206

1.	Names of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):
James O. Pohlad

2.	Check the appropriate box if a member of a group:

(a) ☒
(b) ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:
State of Minnesota, United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	1,066,107

8.	Shared voting power:	0

9.	Sole dispositive power:	0

10.	Shared dispositive power:	1,066,107

11.	Aggregate amount beneficially owned by each reporting person:
1,066,107

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11):
9.17%

14.	Type of reporting person: IN

CUSIP No. 636912206

1.	Names of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):
Robert C. Pohlad

2.	Check the appropriate box if a member of a group:
(a) ☒
(b) ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:
State of Minnesota, United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	1,066,107

8.	Shared voting power:	0

9.	Sole dispositive power:	0

10.	Shared dispositive power:	1,066,107

11.	Aggregate amount beneficially owned by each reporting person:
1,066,107

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11):
9.17%

14.	Type of reporting person: IN

CUSIP No. 636912206

1.	Names of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):
William M. Pohlad

2.	Check the appropriate box if a member of a group:
(a) ☒
(b) ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or place of organization:
State of Minnesota, United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	1,066,107

8.	Shared voting power:	0

9.	Sole dispositive power:	0

10.	Shared dispositive power:	1,066,107

11.	Aggregate amount beneficially owned by each reporting person:
1,066,107

12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐

13.	Percent of class represented by amount in Row (11):
9.17%

14.	Type of reporting person: IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 12 to Schedule 13D filed with the Commission on June 29, 2007 (the “Schedule 13D”).  This Amendment No. 13 amends and supplements the statement on Schedule 13D (Amendment No. 12).  Terms defined in the Schedule 13D are used herein as so defined.   On March 12, 2007, National Mercantile Bancorp. (“National Mercantile”), FCB Bancorp. (“FCB”) and the Company consummated the reincorporation merger of National Mercantile into its wholly–owned subsidiary, the Company.  The Company succeeded to the reporting status of National Mercantile under Rule 12g–3 of the Exchange Act.  The Reporting Persons filed Schedule 13D (Amendments Nos. 1–11) with respect to ownership of equity securities of National Mercantile and have filed subsequent Schedule 13D’s (including Amendment No. 12 and this Amendment No. 13) with respect to ownership of equity securities of the Company, the successor to National Mercantile.

Item 5.                      Interest in Securities of the Issuer

(a),(b)                      On March 22, 2010, the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement Dated May 28, 1993, as amended, of which Carl R. Pohlad was the sole trustee and the sole beneficiary, and of which Donald E. Benson, James O. Pohlad, Robert C. Pohlad, William M. Pohlad and Raymond W. Zehr, Jr. are now the trustees and James O. Pohlad, Robert C. Pohlad, William M. Pohlad are now the beneficiaries, sold 387,496 shares of the Company’s common stock to the Reporting Persons on a ratable basis, as illustrated in the following table:

Name	Shares
James O. Pohlad	129,165
Robert C. Pohlad	129,166
William M. Pohlad	129,165

The following table shows the number of shares of the Company’s capital stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group as of March 22, 2010:

Name	Shares of Common Stock	Percentage of Class	Shares of Series A Preferred Stock	Percentage of Class	Common Stock and Equivalents	Percentage Beneficial Ownership All Classes(2)
James O. Pohlad(1)	1,066,107	9.17%	334	33.4%	1,166,483	9.78%
Robert C. Pohlad	1,066,107	9.17%	333	33.3%	1,166,183	9.78%
William M. Pohlad	1,066,107	9.17%	333	33.3%	1,166,183	9.78%
Reporting Persons as a Group	3,198,321	27.51%	1,000	100%	3,498,849	29.35%
(1)
Includes 176 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10.00 pursuant to that certain Director’s Qualifying Shares Agreement, dated July 25, 2003.  The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law; or (d) bankruptcy or insolvency of Mr. Hile.  Although Mr. Hile is no longer a member of the Board of Directors of the Company, Mr. Pohlad’s repurchase of the 176 shares of common stock has not yet been effected, and such shares remain subject to the Director’s Qualifying Shares Agreement.

(2)
Each share of Series A Preferred Stock was convertible into 300.528 shares of the Company’s common stock as of February 12, 2010, which is the date for which the most recently publicly available data has been presented.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of March 1, 2010, as represented by the Company in its Annual Report on Form 10–K for the year ended December 31, 2009: 11,622,048 shares of common stock and 1,000 shares of Series A Preferred Stock.  The column entitled “Common Stock and Equivalents” represents the number of shares of the Company’s common stock and the number of shares of the Company’s common stock issuable within sixty (60) days of March 22, 2010 upon conversion of the Company’s Series A Preferred Stock, as described below.  The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of the Company’s common stock issuable within sixty (60) days of March 22, 2010 upon conversion of the Company’s Series A Preferred Stock.

The Series A Preferred Stock is convertible into the number of shares of the Company’s common stock as is equal to the liquidation amount divided by the conversion price.  The liquidation amount per share of Series A Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Series A Preferred Stock.  The initial conversion price is $5.63 per share of common stock.  Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events.  Based upon the above formula, each share of Series A Preferred Stock was convertible into 300.528 shares of the Company’s common stock as of February 12, 2010, which is the date for which the most recently publicly available data has been presented.

The following number of shares of the Company’s common stock are issuable within sixty (60) days of March 22, 2010 upon conversion of the Series A Preferred Stock held by the following Reporting Persons:

James O. Pohlad	100,376
Robert C. Pohlad	100,076
William M. Pohlad	100,076

Each Reporting Person has sole voting and shared investment power over the respective securities noted above as beneficially owned by him.  In addition, pursuant to that certain Director’s Disqualifying Shares Agreement, dated July 25, 2003, James O. Pohlad was granted voting power over the 176 shares of the Company’s common stock held by Mr. Hile that are the subject of the Director’s Disqualifying Shares Agreement.  Mr. Hile is no longer a member of the Board of Directors of the Company, but Mr. Pohlad’s repurchase of the 176 shares of common stock has not yet been effected so such shares remain subject to the Director’s Qualifying Shares Agreement.

(c)  In the past sixty (60) days, transactions effected by the Reporting Persons or by any other person whose beneficial ownership may be attributable to the Reporting Persons consisted only of the transactions described above.

(d), (e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to pledge agreements that were executed by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad in favor of James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr., as Trustees of the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement Dated May 28, 1993, as amended (the “Lender”), each of the Reporting Persons pledged all of his shares of the Company’s common stock to the Lender as collateral under certain promissory notes that each Reporting Person executed with the Lender (the “Notes”).  The Lender then assigned, transferred and conveyed each of the pledge agreements and all of the Lender’s right, title and interest in, to and under the pledge agreements to Glen Fuerstneau, John B. Jasper and John C. Beuerlein, as Co–Trustees of the Pohlad Charitable Lead Trust created by the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement Dated May 28, 1993, as amended (the “Assignee”) pursuant to an assignment and assumption agreement between the Lender and the Assignee.  Accordingly, upon a default under any pledge agreement, the Assignee is entitled to exercise all rights as a holder of the defaulting Reporting Person’s shares of the Company’s common stock, including exercising the right to vote and dispose of such shares.

Item 7.	Materials to be filed as Exhibits.

A.         Certificate of Rights, Preferences and Privileges of Series A Convertible Perpetual Preferred Stock of First California Financial Group, Inc., incorporated by reference to Exhibit A to Amended and Restated Certificate of Incorporation of First California Financial Group, Inc. (incorporated by reference to Appendix A to First California Financial Group, Inc.’s Definitive Proxy Statement, dated May 29, 2007).

B.         Registration Rights Agreement, dated June 15, 2006, by and between First California Financial Group, Inc. and the Reporting Persons (incorporated by reference to Exhibit 10.10 to First California Financial Group, Inc.’s Form S–4 Registration No. 333–138161 filed on October 23, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William P. Pohlad
William M. Pohlad